AMENDMENT TO

SUB-ADVISORY AGREEMENT

FRANKLIN TEMPLETON ETF TRUST

On behalf of

FRANKLIN FTSE HONG KONG ETF

This Amendment, effective as of March 1, 2024, is to the Sub-Advisory Agreement (the “Agreement”) effective as of September 11, 2023, by and between FRANKLIN ADVISORY SERVICES, LLC, a Delaware limited liability company (“FASL”), and FRANKLIN TEMPLETON INSTITUTIONAL, LLC, a Delaware limited liability company (“FT Institutional”).

WITNESSETH:

WHEREAS, FASL has retained FT Institutional to furnish certain investment advisory services to Franklin FTSE Hong Kong ETF, a series of Franklin Templeton ETF Trust (the “Trust”), as set forth in the Agreement;

WHEREAS, both FASL and FT Institutional wish to amend the first sentence of Paragraph 3.(a) of the Agreement; and

WHEREAS, the Board of Trustees of the Trust, including a majority of the Independent Trustees of the Trust, approved the following amendment at a meeting called for such purpose on February 29, 2024.

NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree that the first sentence of Paragraph 3.(a) of the Agreement is removed and replaced with the following:

FASL shall pay to FT Institutional a monthly fee in U.S. dollars equal to 50% of the net investment advisory fee payable by the Fund to FASL (the “Net Investment Advisory Fee”), calculated daily, as compensation for the services rendered and obligations assumed by FT Institutional during the preceding month.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on March 4, 2024.

FRANKLIN ADVISORY SERVICES, LLC

By: /s/ Patrick O’Connor

Name: Patrick O’Connor

Title: President and Chief Investment Officer

FRANKLIN TEMPLETON INSTITUTIONAL, LLC

By: /s/ Thomas C. Merchant

Name: Thomas C. Merchant

Title: Chief Legal Officer